UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-09466

CUSIP Number: 45812J101000

NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: February 28, 2009

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Lehman Brothers Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1271 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10020
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Lehman Brothers Holdings Inc. (the “Registrant”) is not timely filing its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 (“Form 10-Q”). The principal reasons for the Registrant’s inability to file at this time are as follows: (1) the filing by the Registrant of a voluntary petition for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”) on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555; (2) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of the Registrant’s European and Asian businesses, and (3) the sale since September 15, 2008 of significant businesses comprising the Registrant’s historical business. As a result of these developments, the Registrant is currently unable to complete the preparation of its consolidated financial statements for such period in as much as it currently has neither access to major components of its internal systems nor the ability to prepare its consolidated financial statements and the remainder of the report, with all the required disclosures, to have them properly certified by its current executive officers, and have them reviewed by its independent auditors. The Registrant will not be in a position to file by the fifth calendar day following the required filing date, April 9, 2009, as prescribed in Rule 12b-25.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William J. Fox
Controller, Treasurer and Senior Vice President	(646)	333-8358
(Name)	(Area Code)	(Telephone Number)
(Title)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|_| Yes |X| No

The Registrant has not filed its Quarterly Report for the fiscal quarter ended August 31, 2008 and has not filed its Annual Report for the fiscal year ended November 30, 2008.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*     The Registrant anticipates, based on the information currently available to it, that results of operations for the First Quarter ended February 28, 2009 will be significantly different from those for the corresponding period for the last fiscal year, due to significant developments in the business over the past year. The Registrant issued quarterly reports on Form 10-Q on April 9, 2008 and July 10, 2008, for the quarterly periods ended February 29, 2008 and May 31, 2008, respectively, and a current report on Form 8-K on September 10, 2008 containing certain preliminary information relating to its earnings for the quarterly period ended August 31, 2008. Additionally, on January 14, 2009, the Registrant filed a current report on Form 8-K containing a status report on the Registrant’s bankruptcy proceedings, which includes certain financial information relating to periods since the commencement of the Registrant’s bankruptcy proceedings on September 15, 2008. Additionally on January 30, 2009 and on March 10, 2009 the Registrant filed Current Reports on Form 8-K that include certain financial information as of September 14, 2008 (in the case of the January 30 report) and relating to periods subsequent to the commencement of the Registrant’s bankruptcy proceedings. Reference is made to the information presented in such reports with regard to the results for such periods.

Lehman Brothers Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 9, 2009

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William J. Fox
Name:	William J. Fox
Title:	Controller, Treasurer and Senior Vice President